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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                         Commission File Number 0-17594

                          NOTIFICATION OF LATE FILING

(Check One):      [X] Form 10-K      [ ] Form 11-K     [ ] Form 20-F
                  [ ] Form 10-Q      [ ] Form N-SAR

For Period Ended:    December 31, 2000
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:
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    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION


USA Biomass Corporation
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Full Name of Registrant


AMCOR Capital Corporation; North America Search Corporation
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Former Name if Applicable


7314 Scout Avenue
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Address of Principal Executive Office (Street and Number)


Bell Gardens, California 90201
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City, State and Zip Code


                                    PART II
                            RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]        (b)     The subject annual report, semi-annual report,
                            transition report on Form 10-K, Form 20-F, Form
                            11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

USA Biomass Corporation cannot file its Form 10-KSB within the prescribed time period without unreasonable effort or expense because its independent accountants resigned on December 8, 2000. In addition, USA Biomass Corporation filed a voluntary petition for relief under the provisions of Title 11 of the United States Code on December 8, 2000, and cannot retain new accountants without first obtaining the approval of the United States Bankruptcy Court for the Central District of California, Los Angeles Division pursuant to Bankruptcy Code Sections 327 and 328. USA Biomass Corporation has submitted a request that the staff at the Securities and Exchange Commission (the "Commission") agree not to recommend enforcement action by the Commission if USA Biomass Corporation follows modified reporting procedures during the pendency of its Chapter 11 case. Specifically, during the pendency of its Chapter 11 case, USA Biomass Corporation proposes to file with the Commission, under cover of Current Reports on Form 8-K, copies of the periodic financial reports that are required to be filed with the United States Trustee pursuant to the United States Trustee's "Operating Guidelines and Financial Reporting Requirements," in lieu of continuing to file quarterly and annual reports under the Securities Exchange Act of 1934, as amended. USA Biomass Corporation also would file promptly reports on Form 8-K to disclose any material events relating to the reorganization.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Eugene W. Tidgewell            562                928-9900
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                (Name)                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                [X] Yes   [ ] No

     However, USA Biomass Corporation's Form 10-QSB for the quarterly period ended September 30, 2000, was filed with the Commission without review by USA Biomass Corporation's now-resigned accountants. USA Biomass Corporation also did not file with the Commission an amendment to a Form 8-K filed on March 15, 2000, regarding the acquisition of American Waste Transport, Inc. The financial information to be included in such amendment has not been made available to USA Biomass Corporation.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     USA Biomass Corporation filed a voluntary petition for relief under the provisions of Title 11 of the United States Code on December 8, 2000. USA Biomass Corporation expects to report a reduced loss for the year ended December 31, 2000. The reported results for the prior year included a loss for discontinued operations. USA Biomass Corporation expects that its results of operations for the year ended December 31, 2000 will not include as big a loss from discontinued operations. However, due to the filing of USA Biomass Corporation's Chapter 11 petition, the reduction in its financial, accounting and administrative staff, and the loss of its accountants, USA Biomass Corporation cannot, at this time, reasonably quantify or estimate the amount of the expected loss for the year ended December 31, 2000.

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                            USA Biomass Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 28, 2001                     By: /s/ EUGENE W. TIDGEWELL
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                                                 Eugene W. Tidgewell
                                                 Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T.